SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 19)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13D-2(a)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23323G106

(CUSIP Number)

Dr. L.S. Smith
519 I-30, Suite 243
Rockwall, Texas
Telephone No.: (972) 484-3662

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106                                                      SCHEDULE 13D/A

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. L.S. Smith
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x]
3 SEC USE ONLY
4 SOURCE OF FUNDS N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]:
6 CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7 SOLE VOTING POWER 6,184,990
SHARES
BENEFICIALLY	8 SHARED VOTING POWER 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER 1,628,014
REPORTING
PERSON	10 SHARED DISPOSITIVE POWER 0
WITH
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,628,014
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (see Item 5)
14 TYPE OF REPORTING PERSON IN
*
Pursuant to the proxies described herein, Dr. Smith may be considered a member of a “group” with the persons granting those proxies as disclosed in previous filings (collectively, the “Grantors” and each, a “Grantor”) for purposes of this Schedule 13D/A.  Dr. Smith expressly disclaims beneficial ownership of the 4,556,976 shares of common stock of the issuer held by the Grantors, and expressly disclaims membership in any group with any Grantor.

Item 1.     Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2.    Identity and Background.

(a)           Dr. L.S. Smith.

(b)           519 Interstate 30, Suite 243, Rockwall, Texas 75087.

(c)           Dr. Smith is the former Chairman of the Board of Directors and Chief Executive Officer of the Issuer, the principal executive office of which is located at the address named in Item 1 of this Schedule 13D/A.

(d)           During the last five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Dr. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.

(f)           Dr. Smith is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to that certain Option Exercise Notice, dated October 21, 2011, attached hereto as Exhibit 99.1, Dr. Smith exercised options to purchase an aggregate of 945,634 shares of the Common Stock (the “Options”), which were granted by three separate Option Agreements: (i) that certain Option Agreement, dated October 8, 2001, by and between the Issuer and the Reporting Person, granting the Reporting Person the option to purchase a total of 577,777 shares of the Common Stock; (ii) that certain Option Agreement, dated November 20, 2002, by and between the Issuer and the Reporting Person, granting the Reporting Person the option to purchase a total of 267,857 shares of the Common Stock; and (iii) that certain Option Agreement, dated August 14, 2009, by and between the Issuer and the Reporting Person, granting the Reporting Person the option to purchase a total of 100,000 shares of the Common Stock.  Dr. Smith tendered to the Issuer an aggregate of 219,924 shares of the Common Stock previously held by Dr. Smith as payment of the aggregate exercise price of the Options.

Item 4.    Purpose of Transaction.

Dr. Smith exercised the Options in connection with his resignation as Chairman and Chief Executive Officer of the Issuer, effective November 1, 2011.

Item 5.    Interest in Securities of Issuer.

(a)           As of the date of this report, Dr. Smith beneficially owns 6,184,990 shares of the Issuer’s Common Stock, which in the aggregate, represents 50.9% of the currently outstanding shares of the Issuer’s Common Stock.  Dr. Smith disclaims beneficial ownership of 4,556,976 of those shares which Dr. Smith has the power to vote pursuant to proxies granted by the owners thereof to Dr. Smith, and this report should not be deemed to be an admission that Dr. Smith is the beneficial owner of such shares of Common Stock. Dr. Smith further disclaims membership in any group with the persons granting him the Proxies with respect to those 4,556,976 shares of Common Stock.

The foregoing calculations of percentage ownership are based on 12,151,343 shares of Common Stock outstanding, as reported by the Issuer’s transfer agent on November 1, 2011.

(b)           Dr. Smith has sole voting and dispositive power with respect to 1,628,014 shares of the Issuer’s Common Stock and sole voting power and no dispositive power with respect to 4,556,976 shares subject to proxies.

Dr. Smith disclaims beneficial ownership of the 4,556,976 shares subject to proxies.

(c)           Not applicable.

(d)           Dr. Smith confirms that, except as described herein, he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by him.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Materials to be Filed as Exhibits.

99.1           Option Exercise Notice, dated October 21, 2011

EXHIBITS

Exhibit No.	Description
99.1	Option Exercise Notice, dated October 21, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2011
(Date)

/s/ Dr. L.S. Smith
(Signature)

Dr. L. S. Smith
(Name and Title)